Exhibit 1(j)

                 MERRILL LYNCH CALIFORNIA MUNICIPAL SERIES TRUST

The undersigned, constituting a majority of the Trustees of Merrill Lynch California Municipal Series Trust, a Massachusetts business trust (the "Trust"), do hereby certify that the Trustees of the Trust have duly adopted the following amendment to the certificate establishing and designating Merrill Lynch California Municipal Bond Fund as a series of the Trust (the "Series") dated July 25, 1985, as amended.

         Voted: That the certificate, as amended on December 21, 1987, establishing and designating Merrill Lynch California Municipal Bond Fund as a Series of the Trust be hereby amended to change the name of the Series from Merrill Lynch California Municipal Bond Fund to Merrill Lynch California Insured Municipal Bond Fund, effective August 24, 2001, as follows:

                  1. The Series is designated the "Merrill Lynch California Insured Municipal Bond Fund."